EXHIBIT 99.3: PRESS RELEASE
LDK Solar Signs Three-Year Wafer Supply Agreement with BP Solar
Xinyu City, China and Sunnyvale, California, November 14, 2008 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed a three-year contract to supply multicrystalline solar wafers to BP Solar International, Inc.
Under the terms of the agreement, LDK Solar will deliver approximately 435 MW of multicrystalline silicon solar wafers over a three-year period, commencing in 2009 and extending through 2011. During this period BP Solar International will supply a minimum of 1,680 MT of silicon to LDK Solar.
“We are very pleased to extend our relationship with BP Solar,” stated Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar. “This additional wafer supply contract expands our North American presence and further enhances LDK’s position as a market leader.”
“BP Solar has ambitious growth plans over the next few years. We are committed to our customers and ensuring that they receive high quality products at competitive prices. So we are delighted with this supply agreement with LDK Solar that supports this approach,” commented Reyad Fezzani, CEO of BP Solar.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About BP Solar International, Inc.
BP Solar is a global company with over 2,300 employees. BP Solar designs, manufactures and markets products which use the sun’s energy to generate electricity for a wide range of applications in the residential, commercial and industrial sectors. With over 30 years of experience and installations in more than 160 countries, BP Solar is one of the world’s leading solar companies. BP Solar has manufacturing plants in Australia, India, Spain, the USA and China. BP Solar invests more than $10m annually in photovoltaic research and development. For more information, please visit www.bpalternativenergy.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801